Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in the registration statements on form S-8 (File No. 333-219848, 333-185498, 333-196116 and 333-198092) of SSR Mining Inc. (the company) of our report dated February 22, 2018 relating to the 2017 and 2016 consolidated financial statements and the effectiveness of internal control over financial reporting of the company as at December 31, 2017, which appears in Exhibit 99.1 to the company’s Form 6-K filed with the U.S. Securities and Exchange Commission on February 22, 2018.

(Signed) "PricewaterhouseCoopers LLP"

Chartered Professional Accountants
Vancouver, Canada
February 22, 2018